As filed with the Securities and Exchange Commission on July 9, 2002.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

TEMPLETON CHINA WORLD FUND, INC.
(Name of Subject Company (issuer))

TEMPLETON CHINA WORLD FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018X102
(CUSIP Number of Class of Securities)

Barbara J. Green, Esq.
Templeton China World Fund, Inc.
Broward Financial Centre
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394-3091
Tel: (954) 527-7500
Fax: (954) 847-2288

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John F. Della Grotta, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Tel: (714) 668-6200 Fax: (714) 979-1921	Bruce G. Leto, Esq. Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Tel: (215) 564-8000 Fax: (215) 564-8120

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$18,396,584 (a)	$1,693	(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,808,907 shares in the offer, based upon a price of $10.17 (90% of the net asset value per share of $11.30 on July 2, 2002).

(b)	Calculated at $92 per $1,000,000 of the Transaction Value.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing Party:	Not applicable.

Date Filed:	Not applicable.

Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

third party tender offer subject to Rule 14d-1

going-private transaction subject to Rule 13e-3

issuer tender offer subject to Rule 13e-4

amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.

ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT 99.(A)(1)(I)
EXHIBIT 99.(A)(1)(II)
EXHIBIT 99.(A)(1)(III)
EXHIBIT 99.(A)(1)(IV)
EXHIBIT 99.(A)(1)(V)
EXHIBIT 99.(A)(1)(VI)
EXHIBIT 99.(A)(5)

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by Templeton China World Fund, Inc, a Maryland corporation (the “Fund”), to purchase for cash up to 1,808,907 shares of its issued and outstanding common stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated July 9, 2002 and the related Letter of Transmittal and are filed as exhibits to this Schedule TO.

         This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

         The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated July 9, 2002.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Letter to Shareholders.

(a)(5)	Press release issued on July 9, 2002.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

         Not applicable.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON CHINA WORLD FUND, INC.

By:	/s/ BARBARA J. GREEN
	Name:	Barbara J. Green, Esq.

	Title:	Vice President and Secretary

Dated: July 9, 2002